EXHIBIT 99.1

Marley Coffee Issues Letter to Shareholders and
Reports on Fiscal 2014 Results

DENVER, CO – May 19, 2014 –Jammin Java Corp., d/b/a Marley Coffee (OTCQB: JAMN) (www.marleycoffee.com), the sustainably grown, ethically farmed and artisan-roasted gourmet coffee company, has issued the following letter to its shareholders:

Dear Shareholders,

It’s been an exciting and, in our opinion, a tremendous 18 months.  We believe that the goals that we have met this past year have the potential to set the company up for exceptional growth moving forward.  We are very excited about what Fiscal 2015 has to bring.

In Fiscal 2014, we established a national grocery distribution network, increased our brand awareness, strengthened our international presence and are now truly aligned with a large and innovative organization, Mother Parkers Tea & Coffee, Inc.

Our story this last year is one of expansion and this upcoming year we are prepared to build on that platform with organic growth. We’ve outlined our strategy for the rest of calendar 2014 below and will be judging ourselves on how well we execute on that strategy.

Relatively speaking, this company is less than 18 months into “full” distribution in the grocery retail sector.  We hired our Senior Vice President of Sales only 18 months ago.  We established our corporate headquarters in Denver in July of 2013 and brought on two regional sales directors in October of 2013. Category managers and brokers were hired shortly thereafter.

Over the course of the last year, we’ve gained distribution in over 5,000 stores in North America and have authorization in approximately 10,000 stores.  We’ve established distribution in two of the largest chains in the country, Safeway and Kroger, and tripled our revenues year-over-year from $1.8 million to $6 million from Fiscal 2013 to Fiscal 2014.

While this growth is substantial, we’ve been able to maintain our core principles, to create the best tasting and most sustainable coffee in the world. Throughout the year we’ve been honored with wins from Singleservecoffee.com, which stated “this is the first time that an entire brand line-up have all scored the excellent category,” and from the food editor of the British GQ as the best celebrity coffee in the market.  All of our coffees continue to be either organic or Rainforest Alliance certified.

The past year was a “developmental year” in the retail grocery space for the company; we’ve gotten our products on shelves.  Coming out of last year, we’ve put an infrastructure in place that can help our next phase of growth.  In October we hired Red Button Consulting, LLC to help manage our accounts plus establish and execute the promotional support our retailers and distributors require.  Working in partnership with Red Button, we believe that we have effectively deployed our trade and consumer marketing dollars, with the goal of ensuring gross margin goals in our current accounts.  We also hired two top-tier food brokerage companies, Alliance Sales & Marketing and National Sales Associates, to represent, merchandise, and market the company at a store level with over 400 brokers on the ground.

Marley Coffee has what every brand strives for but very few obtain; a powerful emotional response from consumers.  Because of the day-to-day guiding principles and decisions of our founder and Chairman, Rohan Marley, our products provide a tangible connection to Bob Marley's music and philosophy, resulting in a deep, long-lasting affinity for the brand.  However, just because we have this brand doesn’t mean we can take our marketing strategy for granted.  We have to focus on getting consumers to try our products. The heart of this year’s goals is to build brand awareness, drive trial of our products, and increase velocity at current retailers.  This was one of the main impetuses for securing our relationship with Mother Parkers.

While we are still looking to gain additional distribution, we are not pursuing it at the same pace we did during the past 18 months. We can “buy” our way onto shelves by paying listing fees, but, unless we’re supporting new accounts with a full range of marketing programs, we don’t believe the strategy would be nearly as effective as building sales in our existing accounts.

We have four primary strategies for the remainder of Fiscal 2015:

1)	Increase our turn rate (velocity) within existing distribution while strategically looking for new stores to expand into.
2)	Focus on building brand awareness to drive that growth.
3)	Capitalize on our relationship with Mother Parkers, both from a revenue and innovations perspective.
4)	Continue building our ancillary businesses such as our international distribution and Office Coffee Service (OCS) program locally.

In Fiscal 2014 Q4 and Fiscal 2015 Q1, we established an annual promotional calendar for our retailers and distributors.  Promotions range from discounts at store level to in-store tastings.  To date, promotions and trial programs, especially at some of our larger accounts such as Kroger, Safeway and HEB, are increasing product velocity.  Additionally we are constantly evaluating cost effective tools to generate brand awareness and trials outside of the retail environment.  We will continue driving these efforts with the goal of seeing revenues from organic growth increase quarter-to-quarter after Fiscal 2015 Q1.

Our relationship with Mother Parkers provides us an infrastructure for fast growth on many fronts.  Mother Parkers is the largest independently held roaster in North America.  A company of their size and history of success and innovation can make a huge difference for us, and help increase sales before we consider looking for additional financing.  We’ve highlighted the terms of the transaction with Mother Parkers in the past, but for the upcoming year, investors should know the following:
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It gives us a cash infusion that will allow the company to continue our projected growth.  Cash flow no longer becomes an issue; rather we believe with this cash infusion that we have the ability to capitalize and grow quickly.

-	It enables us to continue to focus on selling and marketing instead of worrying about logistics.
-	Marley Coffee will be the Mother Parkers’ premiere brand as they take us to market. This commitment comes with a large marketing budget that will be impactful for both the US and Canadian markets.
-	The deal also helps improve our margins as we have the buying power of a much larger company like Mother Parkers and the renewed transaction with them will improve our economics.
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Canadian sales, where Mother Parkers is headquartered, are expected to deliver significant revenues via a licensing agreement, as we will have distribution in all the major retailers via Mother Parkers.  Within the next few months we will be deployed in ~ 2,000 retail locations throughout Canada to places like Loblaw’s, ECS Coffee, Sobey’s, Metro, IGA, London Drugs, and Best Buy/ Future Shop.

-	It aligns with our mission and creates key innovations for the upcoming year such as eco-cup, a differentiator that we believe will drive sales.

We are excited about our other business lines as well. Our away from home business has been growing, especially in the Denver area.  Its growth helps feed our grocery retail business at a minor cost.  Our international growth is picking up pace as well.  Europe is growing, as has our commitment to foster the region.  Chile and South America still remain one of the most exciting markets for us as our distributors and partners in that region have done a phenomenal job marketing and growing the brand.  Our Chilean distributors just ordered their first full container of coffee and their goal is to buy a container per month, which would make them a $600,000-per-year account.

Numbers

Sales revenues for the years ended January 31, 2014 and 2013 were $6 million and $1.8 million, respectively, an increase of $4.2 million or 234% from year-to-year.  We do not expect to grow at the same rate in the upcoming year; however, our goal for Fiscal 2015 is to break $10 million in revenues. We believe this major objective can be met by fulfilling our current authorization in 10,000 retail locations and increasing our velocity through effective marketing programs.  We are confident in meeting this objective by maintaining that number of storefronts, increasing our items per store by 15% and our velocity to half a case per store per item per week, all goals we believe we can achieve, we estimate we can obtain a run rate of $25 million with our existing distribution.

Gross profit as a percentage of gross sales was approximately 10% for the year ended January 31, 2014 compared to 21% for the year ended January 31, 2013.  Gross margins were very tight in Fiscal 2014 as significant discounts and deductions were given to gain distribution and market penetration.  As these accounts mature, we expect our gross margins to return to 20% or above in Q2 of this year.

We incurred a net loss of $6.7 million and $4 million for the years ended January 31, 2014 and 2013, respectively, an increase of $2.7 million or 67% from the prior year. The principal reason for the increase in net loss was a $2 million increase in total other expenses, mainly due to the extinguishment of certain liabilities in connection with our 2013 Ironridge Transactions and a $1 million increase in total operating expenses, offset by a $0.3 million increase in gross profit.  Ironridge was a very good financing partner and had provided financing when we needed it last year, which fueled our significant growth; however, we have no intentions, nor do we anticipate doing another transaction in the same format as we did with Ironridge in the foreseeable future.  We believe we’ve built the company well enough to get a direct financing into the company similar to what we did with Mother Parkers.  We also expect to incur much smaller losses in Fiscal 2015 assuming we are able to continue implementing our business plan as described above.

As with the launch of any new brand, Marley Coffee has seen fluctuations in sales from quarter-to-quarter as we grow. Our distribution grew from 1,000 authorized stores to 10,000 last year.  Without this critical expansion of retail coverage, we would not have the opportunities facing us today.  The tremendous leap in the number of storefronts carrying Marley Coffee required considerable pipeline fill for both retail and distributor systems, enabling us to post what we believe were phenomenal Fiscal 2014 Q2 and Q3 numbers.  With the pipeline fill complete, our revenues are now primarily based on a sustainable growth model driven by increases in product velocity.  This is the natural evolution of all grocery retail companies and we are prepared for the challenge.  This is also one of the main reasons for our quarter over quarter dip in revenues for fiscal Q4 Fiscal 2014.

Our Fiscal 2014 Q4 numbers also reflect an aggregate of adjustments made throughout the year for manufacturer allowances and discounts/promotions.

On May 7, 2014, the company filed a current report on Form 8-K with the Securities and Exchange Commission (and also filed a press release) to disclose the preliminary “Results of Operations and Financial Condition” of the company. Such numbers were unaudited. In it, we showed revenues of approximately $6.4 million for Fiscal 2014; however in the audited financial statements included in our final Form 10-K for the year ended January 31, 2014, we show actual revenues of $6 million for that period.  The differences were due to various accounting and auditing adjustments, including certain significant customer orders which were moved to the first quarter of Fiscal 2015 and will be recognized at that time.

Changes to the company’s revenue accounting based on recently adopted GAAP standards (as described in greater detail in Note 16 to the company’s audited financial statements as filed in its January 31, 2014 Form 10-K Annual Report), resulted in two orders totaling approximately $450,000 that were “in transit” to customers as of January 31, 2014, being recognized, in the first fiscal quarter of 2015, instead of during the fourth fiscal quarter of 2014, as originally set forth in the May 7, 2014, Form 8-K.  We anticipate that moving forward the net effect of the adoption of this accounting standard will have minimal impact on our financial results.

One of our main concerns for Fiscal 2015 is a shortage in Jamaican Blue Mountain (JBM) beans and products.  Hurricane Sandy and coffee leaf rust has impacted the production output of JBM by about 40 percent for 2014.  Jamaica and the industry expect a slow recovery in 2015 and to be back in full production by 2016.  The company is diligently working to secure more JBM as the market we created for it continues to expand.  Limited JBM supply hampered our growth in Q4 of Fiscal 2014 and Q1 of Fiscal 2015.  Our retail partners understand the supply issues and we believe that we will be in a far better position coming into Q2 of Fiscal 2015 with respect to JBM availability.

We’ve established our strategy for the coming year and we believe that we have the tools and the infrastructure to get there.  The bottom line for investors is that we expect to see more brand awareness campaigns and revenue growth in 2014.  It’ll be a bumpy line up, but the line will go up!

Sincerely,

/s/ Brent Toevs
Chief Executive Officer

About Jammin Java Corp., d/b/a Marley Coffee

Marley Coffee (corporate name Jammin Java Corp.) is a US-based company that provides premium, artisan roasted coffee to the grocery, retail, online, service, hospitality, office coffee service and big box store industry. Under its exclusive licensing agreement with 56 Hope Road, the company continues to develop its coffee lines under the Marley Coffee brand. The company is a fully reporting company quoted on the OTCQB under the symbol "JAMN". Learn more at www.MarleyCoffee.com or visit the Investor Relations section at Investor.MarleyCoffee.com.

Join us on Facebook at http://www.facebook.com/MarleyCoffee, or follow us on Twitter at http://twitter.com/marleycoffee, where we post information that's material and non-material about the company.

Forward-Looking Statement

This Press Release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Acts"). In particular, the words "believe," "may," "could," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend," and similar conditional words and expressions are intended to identify forward-looking statements and are subject to the safe harbor created by these Acts. Any statements made in this news release about an action, event or development, are forward-looking statements. Such statements are based upon assumptions that in the future may prove not to have been accurate and are subject to significant risks and uncertainties. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company. These risks and others are included from time to time in documents we file with the Securities and Exchange Commission ("SEC"), including but not limited to, our Form 10-Ks, Form 10-Qs and Form 8-Ks. Other unknown or unpredictable factors also could have material adverse effects on our future results. Accordingly, you should not place undue reliance on these forward-looking statements. Although the company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that its forward-looking statements will prove to be correct. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. Actual results may differ from anticipated results sometimes materially, and reported results should not be considered an indication of future performance. The company takes no obligation to update or correct its own forward-looking statements, except as required by law or those prepared by third parties that are not paid by the company. The company's SEC filings are available at http://www.sec.gov.

Contact:

Marley Coffee
303-396-1756

Dian Griesel Int’l.
212-825-3210